07069771

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Total Control Products, Inc. 401K and Profit Sharing Plan
C/O Computer Dynamics
Human Resources
7640 Pelham Road
Greenville, SC 29615-5736

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Total Control Products, Inc. 401K and Profit Sharing Plan

By: Karen McGregor
Name: Karen McGregor
Title: FIN Payroll Administrator
Finance

Date: June 22, 2007

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Total Control Products, Inc.
401(k) and Profit Sharing Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 22, 2007, relating to the statements of net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan as of December 31, 2006 and 2005 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Total Control Products, Inc. 401(k) and Profit Sharing Plan.

KPMG LLP

June 22, 2007

TOTAL CONTROL PRODUCTS, INC. 401(K) AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

TOTAL CONTROL PRODUCTS, INC. 401(K)
AND PROFIT SHARING PLAN

December 31, 2006 and 2005

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Total Control Products, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 22, 2007

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets		
Investments at fair value (note 3):	$ 3,747,938	$ 3,227,236
Participant contributions	21,032	21,708
Employer contributions	11,997	12,188
Accrued dividends and interest	3,520	4,147
Total assets	3,784,487	3,265,279
Liabilities		
Payable for excess contributions	1,788	1,277
Net assets available for plan benefits, at fair value	3,782,699	3,264,002
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	6,325	7,075
Net assets available for plan benefits	$ 3,789,024	$ 3,271,077

See accompanying notes to financial statements.

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 225,536	$ 41,516
Dividends	140,648	89,866
Interest on participant loans	3,144	2,666
Total investment income	369,328	134,048
Contributions:		
Participant	195,233	192,721
Employer	109,147	102,087
Total contributions	304,380	294,808
Total additions	673,708	428,856
Deductions from net assets attributed to:		
Benefits paid to participants	205,011	240,013
Loan fees (note 1)	750	300
Total deductions	205,761	240,313
Net increase	467,947	188,543
Net assets available for plan benefits at:		
Beginning of year	3,321,077	3,132,534
End of year	$ 3,789,024	$ 3,321,077

See accompanying notes to financial statements.

(1) Description of the Plan

The Plan is a defined contribution plan covering employees of Total Control Products, Inc. (the Company), whose ultimate parent is General Electric Company (GE). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is record-keeper.

The following brief description of the Total Control Products, Inc. 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility

Employees become eligible to join the Plan once they have worked for three months for the Company and have reached the age of 21.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE common stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) GE Institutional International Equity Fund (formerly, GE International Equity Fund) – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(c) GE Institutional U.S. Equity Fund (formerly, GE U.S. Equity Fund) – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(e) State Street Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

(f) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying equity GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(g) GE Institutional Premier Growth Equity Fund (formerly, GE Premier Growth Equity Fund) – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

(h) GE Institutional Small-Cap Equity Fund (formerly, GE Small-Cap Value Equity Fund) – The fund invests primarily in equity securities of small-cap companies that management believes are undervalued by the market but have solid growth prospects. These companies generally have market capitalizations that fall within the range of the Russell 2000 index.

(i) GE Institutional Income Fund (formerly GE Fixed Income Fund) – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participants may elect to defer up to 15% of their compensation before tax subject to limitations imposed by law.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,000 and $14,000 in 2006 and 2005, respectively. For other participants, the 2006 and 2005 limits were generally $20,000 and $18,000, respectively.

Employer Contributions

The Company provides a matching contribution equal to 100% up to the first 3% of eligible compensation before tax. The Company may also provide an additional discretionary contribution to the Plan. There were no discretionary contributions made in 2006 and 2005.

Vesting

Participants are fully vested in their contributions to the Plan and earnings thereon. The Plan provides for participants to be vested in Company matching and discretionary contributions and earnings thereon as follows:

Years of Service	Percent
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

Forfeitures

At December 31, 2006 and 2005 forfeited non-vested amounts (including unrealized appreciation) totaled $97,544 and $86,663, respectively. These forfeitures may be used to reduce future Company contributions or pay Plan expenses. No forfeitures were used to reduce Company contributions or pay Plan expenses during 2006 and 2005. Earnings on forfeiture balances were $9,204 and $3,818 in 2006 and 2005, respectively. Additions to forfeiture balances were $1,677 and $316 during 2006 and 2005.

Participant Accounts

Each participant's account is credited with the participant's contributions, and allocation of the Company's contributions, if any, and allocation of the Plan's earnings or losses thereon. Allocations are based on participant's earnings or account balances, as provided in the Plan document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 minus their highest outstanding balance of loans from all Company and Affiliate plans during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at a rate in accordance with the prime rate reported on the last business day of the month before the month in which the loan application is received, plus 1%. Repayment is made through automatic payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in either a lump-sum amount or a direct rollover. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution. In case of hardships, a participant may elect to withdraw all or a portion of his or her before-tax contributions (without earnings), matching contributions and profit sharing contributions. In order to make a hardship withdrawal, a participant (or a designated beneficiary) must first withdraw the maximum nontaxable loans.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual methods of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assts and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. GE Common Stock Fund is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day. Investments in collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year.

The estimated fair value of the investment in the State Street Stable Income Fund (Stable Income Fund) is then adjusted to contract value as shown in the statement of net assets available for plan benefits.

On January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *"Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans"* and has restated the December 31, 2005 presentation of investments in the accompanying 2005 Statement of Net Assets Available for Plan Benefits as required by the transition provision of the FSP. This FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they were previously reported. Accordingly, investment contracts in the Stable Income Fund are now stated at fair value for all periods presented with a corresponding adjustment to reflect the investment at contract value.

Earnings from the Stable Income Fund are reinvested in the fund and are reflected in dividends.

The Stable Income Fund generally consists of "Investment Contracts' as described below:

Investment Contracts may also include Synthetic Guaranteed Investment Contracts (GICs) which are comprised of an investment contract issued by an insurance company, bank, trust company or other financial institution (Wrap Agreement). The Wrap Agreement allows Synthetic GICs to be benefit responsive (i.e. responsive to participant withdrawal, loan, transfer and benefit payment requests), and allows the Plan to account for the Synthetic GIC at contract value. Additionally, the Synthetic GICs may include investments in the following underlying securities: commingled short-term investment funds; commercial paper; repurchase agreements; U.S. Treasury and agency securities; agency and commercial mortgage-backed securities; collateralized mortgage obligations; asset-backed securities; deposits and debt of banks; corporate notes and bonds; supra national and sovereign debt obligations; commingled market value fixed income funds; and mutual funds. The "Issuer" of the Synthetic GIC is considered to be the issuer of the Wrap Agreement. The Stable Income Fund may also invest in the underlying securities listed above independent of a Synthetic GIC or Wrap Agreement.

The Stable Income Fund may also invest in other securities, investments, bank commingled funds and bank commingled securities lending funds as maintained by the Stable Income Fund's Trustee, which have characteristics consistent with the overall investment objective of the Fund.

The Stable Income Fund may invest excess cash in short-term securities and instruments.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2006 and 2005 are as follows:

	2006		2005	
Common stock:				
GE Common Stock	$ 388,542	*	$ 367,324	*
Mutual funds:				
GE Institutional Small-Cap Equity Fund (formerly, GE Small-Cap Value Equity Fund)	631,950	*	567,920	*
GE Institutional Income Fund (formerly, GE Fixed Income Fund)	293,017	*	309,136	*
GE Institutional U.S. Equity Fund (formerly, GE U.S. Equity Fund)	642,170	*	556,572	*
GE Institutional Premier Growth Equity Fund (formerly, GE Premier Growth Equity Fund)	397,289	*	370,891	*
GE Institutional International Equity Fund (formerly, GE International Equity Fund)	302,876	*	187,241	
GE Aggressive Allocation Fund	224,354	*	152,843	
GE Conservative Allocation Fund	150,457		137,472	
GE Moderate Allocation Fund	96,505		62,557	
Total mutual funds	2,738,618		2,344,632	
Collective trust fund:				
State Street Stable Income Fund	528,658	*	502,851	*
Short-term investments:				
Cash and cash equivalents	17,372		19,686	
Participant loans	74,748		42,743	
Total investments	$ 3,747,938		$ 3,277,236	

* Investment option represents more than 5% of Plan's net assets.
* Contract value at December 31, 2006 and December 31, 2005 for the Stable Income Fund was $534,983 and $509,926 respectively, amounts presented in the table reflect fair value.

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
GE Common Stock	$ 33,840	$ (5,677)
Mutual funds	191,696	47,193
Total	$ 225,536	$ 41,516

Dividends for the years ended December 31, 2006 and 2005 were $140,648 and $89,866, respectively. Interest from participant loans for the years ended December 31, 2006 and 2005 was $3,144 and $2,666, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Income Fund was 3.51% and 3.43% at December 31, 2006 and 2005, respectively. The average crediting interest rate was 4.88% and 4.67% at December 31, 2006 and 2005, respectively.

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated October 17, 2002, that the Plan is qualified under the appropriate sections of the IRC. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(7) Plan Termination

Although it has not expressed any intent to do so; the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(8) Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of amounts reported in the2006 financial statements to amounts reported in the 2006 Form 5500:

Net Assets Available for Plan Benefits, per the financial statements	$	3,789,024
Adjustment fron contract value to fair value for fully benefit-responsive investment contracts		(6,325)
Net Assets Available for Plan Benefits, per the Form 5500	$	3,782,699

Net appreciation in fair value of investments, per the financial statements	$	225,536
Adjustment from contract value to fair value for full benefit- responsive investment contracts		(6,325)
Net appreciation in fair value of investments, per the Form 5500	$	219,211

Supplemental Schedule

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Current value
* MG Trust Company	Cash and cash equivalents	17,372	$	17,372
* GE Company	Common stock	10,442		388,542
* GE Conservative Allocation Fund	Mutual fund	16,196		150,457
* GE Moderate Allocation Fund	Mutual fund	8,234		96,505
* GE Aggressive Allocation Fund	Mutual fund	17,583		224,354
* GE Institutional Income Fund	Mutual fund	31,305		293,017
* GE Institutional Small-Cap Equity Fund	Mutual fund	41,143		631,950
* GE Institutional U.S. Equity Fund	Mutual fund	48,356		642,170
* GE Institutional Premier Growth Equity Fund	Mutual fund	34,607		397,289
* GE Institutional International Equity Fund	Mutual fund	18,434		302,876
* State Street Stable Income Fund	Collective trust fund	28,195		528,658
* Participant loans	26 loans to participants with interest rates of 4.00% to 9.250%			74,748
			$	3,747,938

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

END